UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

SIMPLE TECH, INC.

(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

82881L204
(CUSIP Number)

Aviad Krief
5348 Vegas Drive, Las Vegas, NV 89108
Telephone: +972 (50) 455-5138
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 16, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

| 1. | NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). | Maria C. Maz |

| 2. | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐ |

| 3. | SEC USE ONLY |

| 4. | SOURCE OF FUNDS (SEE INSTRUCTIONS) | PF |

| 5. | CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ |

| 6. | CITZENSHIP OR PLACE OF ORGANIZATION | United States of America |

NUMBER OF SHARED BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER	25,000,000
8.	SHARED VOTING POWER	0
9.	SOLE DISPOSITIVE POWER	25,000,000
10.	SHARED DISPOSITIVE POWER	0

| 11. | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000,000 shares of common stock |

| 12. | CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ |

| 13. | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39% of the issued and outstanding shares of common stock (based on 63,808,000 shares of the Issuer's common stock outstanding as June 16, 2009). |

| 14. | TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) | IN |

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock $0.0001 par value, of Simple Tech, Inc., a Nevada corporation (the "Issuer"). The principal offices of the Issuer are located at 5348 Vegas Drive, Las Vegas, Nevada, 89108.

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this statement: Maria C. Maz (the "Reporting Person").

(b) The business address [or residence] of the Reporting Person is: 4801 Alhambra Circle, Coral Gables, Florida, 33146.

(c) The present principal occupation of the Reporting Person is: Management Consultant.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person purchased 25,000,000 shares of the Issuer's common stock from Mr. Israel Basson, a chartered accountant and auditor in Israel, for the total consideration of US$25,000 pursuant to the terms of a share purchase agreement (a copy of which is attached hereto) in connection with her spouse's appointment to the Issuer's board of directors. The consideration for the acquisition was paid from the personal funds of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the shares by the Reporting Person was for investment in the Issuer.

(a) While the Reporting Person has no plans or proposals as such, depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer's common stock as she deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise.

(b) Other than the Reporting Person's interest in the Issuer, the Reporting Person has no plans for any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) While the Reporting Person has no plans or proposals as such, the Reporting Person reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

(d) The Reporting Person has no present plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) The Reporting Person has no plans or proposals to make any material change in the present capitalization or dividend policy of the Issuer.

(f) The Reporting Person has no plans or proposals to make any other material change in the issuer's business or corporate structure.

(g) The Reporting Person has no plans or proposals to make any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h) The Reporting Person has no plans or proposals to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person has no plans or proposals to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Issuer has 63,808,000 issued and outstanding shares of common stock as of June 16, 2009. The Reporting Person directly owns 25,000,000 shares (representing 39%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5(a).

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person and a relation of the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(a).

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The share purchase agreement dated June 16, 2009 between Mr. Israel Basson and the Reporting Person is attached hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2009
Date

/s/ Maria C. Maz
Signature

Maria C. Maz
Name

AGREEMENT

This AGREEMENT (the "Agreement") is made as of the 16th day of June 2009, by and between:

ISRAEL BASSON, a businessman having an address for notice and delivery located at 164 Bialik St., Tel Aviv, Israel.
(the "Seller")

and

MARIA C. MAZ, a businesswoman having an address for notice and delivery located at 4801 Alhambra Circle, Coral Gables, Florida 33146, United States of America.
(the "Purchaser").

R E C I T A L S:

FIRST, Seller is the owner of an aggregate of 25,000,000 shares (the "Shares") of common stock of Simple Tech, Inc., a Nevada corporation ("Simple Tech", or the "Company");

SECOND, Seller desires to sell the Shares to Purchaser on the terms and conditions provided for in this Agreement.

THIRD, Purchaser desires to purchase the Shares from the Seller on the terms and conditions provided for in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

I. SALES OF THE SHARES.

1.01 *Shares being Sold*. Subject to the terms and conditions of this Agreement, the Seller is selling, assigning, and delivering the Shares to the Purchaser at the closing provided for in Section 1.03 hereof (the "Closing"), free and clear of all liens, charges, or encumbrances of whatsoever nature.

1.02 *Consideration*. Seller acknowledges that Purchaser is purchasing the Shares for consideration of US$25,000, which shall be delivered to Seller.

1.03 *Closing*. The Closing of the transactions provided for in this Agreement is taking place on or before June 16, 2009.

II. REPRESENTATIONS AND WARRANTIES BY THE SELLER.

The Seller hereby represents and warrants to the Purchaser that to the best of the Seller's knowledge, with the intent that the Purchaser will rely on these representations and warranties in entering into this Agreement, and in concluding the purchase and sale contemplated by this Agreement, that:

2.01 *Organization, Capitalization, etc.*

(a) The Company is a corporation duly organized, validly existing, and in good standing under the laws of the state of Nevada, and is qualified in no other state.

(b) The authorized capital stock of the Company consists of 150,000,000 shares of common stock with a par value of $0.0001 per share and 50,000,000 shares of preferred stock with a par value of $0.0001. As of the date of this Agreement, 63,808,000 common shares are validly issued and outstanding, fully paid and non-assessable. There are no outstanding options or other agreements of any nature whatsoever relating to the issuance by the Company of any shares of its capital stock.

(c) The Company has the corporate power and authority to carry on its business as presently conducted.

2.02 *No Violation*. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or default under any term or provision of the Certificate of Incorporation or Bylaws of the Company, or of any contract, commitment, indenture, other agreement or restriction of any kind or character to which the Company or the Seller is a party or by which the Company or the Seller is bound.

2.03 *Authority*. The Seller has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and constitutes a valid and binding instrument, enforceable in accordance with its terms.

2.04 *Title to the Shares*. The Seller is the sole legal and beneficial owner of the Shares in Simple Tech and has good and marketable title thereto. All of the Shares owned by the Seller are owned free and clear of any liens, claims, options, charges, or encumbrances of whatsoever nature. The Seller has the unqualified right to sell, assign, and deliver the Shares, and, upon consummation of the transactions contemplated by this Agreement, the Purchaser will acquire good and valid title to the Shares, free and clear of all liens, claims, options, charges, and encumbrances of whatsoever nature. The Purchaser acknowledges that the Shares being acquired from the Seller are restricted securities so that such Shares will have trading restrictions.

2.05   ***Control Shares***. The Certificates representing the Shares delivered pursuant to this Agreement are owned by an affiliate of the Company and accordingly are restricted securities as that term is defined in Rule 144 of the Securities Act of 1933 (the "Act"). As such, upon transfer of the Shares to the Purchaser, the Purchaser will begin a new holding period as set forth in Rule 144 and the Shares may not be resold without registration or pursuant to an exemption from registration for the holding period set forth in Rule 144. Accordingly, certificates issued to the Purchaser will contain an appropriate restrictive legend.

2.06   ***No Claims; Indemnity***. There are currently no claims or lawsuits threatened or pending against the Seller as the owner of his shares and Seller is unaware of any conditions or circumstances that would lead to or justify the filing of any claim or lawsuit. If, after the consummation of this transaction and the transfer of the Shares from the Seller to the Purchaser any claim or lawsuit shall be filed against Simple Tech or the Purchaser (as the owner of the Shares), arising out of any circumstances whatsoever prior to transfer of the shares**,** the Seller shall defend, indemnify and hold the Purchaser harmless from and against any and all such claims or lawsuits or any awards or judgments granted thereunder.

III.   REPRESENTATIONS AND WARRANTIES BY THE PURCHASER.

The Purchaser hereby represents and warrants to the Seller that to the best of the Purchaser's knowledge, with the intent that the Seller will rely on these representations and warranties in entering into this Agreement, and in concluding the purchase and sale contemplated by this Agreement, that:

3.01   ***Representations Regarding the Acquisition of the Shares***.

(a) The undersigned Purchaser understands that the SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR FOREIGN SECURITIES AGENCIES;

(b) The Purchaser is not an underwriter and is acquiring the Seller's Shares solely for investment for the account of the Purchaser and not with a view to, or for, resale in connection with any distribution within the meaning of the federal securities act, the state securities acts or any other applicable laws;

(c)   The Purchaser understands the speculative nature and risks of investments associated with the Company and confirms that the Shares are suitable and consistent with his investment program and that his financial position enables him to bear the risks of this investment;

3.02   *Authority*. The Purchaser has the power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding instrument, enforceable in accordance with its terms.

3.03   *No Violation*.   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or default under any term or provision of any contract, commitment, indenture, other agreement or restriction of any kind or character to which the Purchaser is a party or by which the Purchaser is bound.

3.04   *Rule 144 Restriction*. The Purchaser hereby agrees that such shares are restricted pursuant to Rule 144 and therefore subject to Rule 144 resale requirements.

IV. SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION.

4.01   *Survival of Representations*. All representations, warranties, and agreements made by any party in this Agreement or pursuant hereto shall survive the execution and delivery hereof for a period of one (1) year from and after the Closing.

4.02   *Indemnification*. The Seller agrees to indemnify the Purchaser and hold him harmless from and in respect of any assessment, loss, damage, liability, cost, and expense (including, without limitation, interest, penalties, and reasonable attorneys' fees) in excess of $10,000.00 in the aggregate, imposed upon or incurred by the Purchaser resulting from a breach of any agreement, representation, or warranty of the Seller.   Assertion by a party to their right to indemnification under this Section 4.02 shall not preclude the assertion by the parties of any other rights or the seeking of any other remedies against the opposing party.

V. MISCELLANEOUS.

5.01   *Expenses*. All fees and expenses incurred by the Purchaser and Seller in connection with the transactions contemplated by this Agreement shall be borne by the respective parties hereto.

5.02   *Further Assurances*. From time to time, at the Purchaser's request and without further consideration, the Seller, at his expense, will execute and transfer such documents and will take such action as the Purchaser may reasonably request in order to effectively consummate the transactions herein contemplated.

5.03   *Entire Agreement*. This Agreement contains all of the terms agreed upon by the parties with respect to the subject matter hereof. This Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns.

5.04   *No Assignments*. Neither party may assign nor delegate any of its rights or obligations hereunder without first obtaining the written consent of the other party.

5.05   *Headings*. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretations of this Agreement.

5.06   *Severability*. In the event that any term, covenant, condition or other provision contained herein is held to be invalid, void or otherwise unenforceable by any court of competent jurisdiction, the invalidity of any such term, covenant, condition, provision or Agreement shall in no way affect any other term, covenant, condition or provision or Agreement contained herein, which shall remain in full force and effect.

5.07   *Governing Law*. The situs of this Agreement is Las Vegas, USA, and for all purposes this Agreement will be governed exclusively by and construed and enforced in accordance with the laws and Courts prevailing in Nevada.

5.08   *Notices*. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed (registered or certified mail, postage prepaid, return receipt requested) as follows:

If to the Seller: Israel Basson
                   Address:
                   164 Bialik St., Tel Aviv, Israel

If to the Purchaser: Maria C. Maz
                          Address:
                          4801 Alhambra Circle, Coral Gables, Florida 33146, USA.

5.09   *Effect*. In the event any portion of this Agreement is deemed to be null and void under any state, or federal law, all other portions and provisions not deemed void or voidable shall be given full force and effect.

5.10   *Gender and Number*. Words importing a particular gender mean and include the other gender and words importing a singular number mean and include the plural number and vice versa, unless the context clearly indicated to the contrary.

5.11   *Counterparts*. This Agreement may be executed simultaneously in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signatures are acceptable and deemed original signatures.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Seller and the Purchaser, on the date first above written.

SELLER:

/s/ Israel Basson
Israel Basson

PURCHASER:

/s/ Maria C. Maz
Maria C. Maz